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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30,2010 Estimated average burden hours per response…… 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-34213

AirShares™ EV Carbon Allowances Fund
(Exact name of registrant as specified in its charter)

c/o XShares Advisors, LLC, 420 Lexington Avenue, Suite 2550, New York, NY 10170
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Investment Trust Interests
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule I2g-4(a)(1)	☒
Rule 12g-4(a)(2)	❑
Rule 12h-3(b)(1)(i)	❑
Rule 12h-3(b)(1)(ii)	❑
Rule 15d-6	❑

Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    August 3, 2009 __________________________                                   By:  s/s Saul Roffe, Esq., Counsel for Registrant

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.